November 10, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On September 16, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of The FX Strategy Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 175 to its registration statement under the Securities Act of 1933 on Form N-1A.  On October 21, 2010, you provided comments with respect to the Fund.  Please find below the Registrant’s responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Please amend the Fund’s definition of "high quality" fixed income securities to include a reference to a rating of AA- or higher or replace "high quality" with a more generally accepted description that is consistent with securities rated BBB- or higher such as investment grade or medium grade if the Fund intends to invest in fixed income securities rated as low as BBB-

Response.  The Fund will replace references to "high quality" fixed income securities with "investment grade" fixed income securities, which the Registrant believes comports with the market’s generally accepted definition of fixed income securities rates BBB- or higher.  (See e.g. John Hancock Investment Grade Bond Fund and PIMCO Investment Grade Corporate Bond Fund.)

2.

Comment.  Please amend the disclosure describing derivative instruments to specify that they may be used for hedging, as substitutes for securities and for speculation, as consistent with the adviser’s investment strategy. See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter").  Additionally, please expand risk disclosures consistent with the strategy-specific use of derivatives, e.g. leverage.

Response.  The Registrant believes that its current description of using "foreign currency derivatives as a substitute for securities" captures the Fund’s intended use because it has no intent to use foreign currency derivatives for speculation or hedging.  The Registrant believes that to make additional disclosures describing what foreign currency derivatives will not be used for might tend to confuse prospective investors.

The Registrant will make refining risk disclosures to more precisely describe the investment risks associated with the Fund’s strategy-specific uses of foreign currency forward, futures and swap contracts.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771